EXHIBIT 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
	Three Months Ended
	March 31,
(Dollars in thousands)	2013	2012
Earnings (Loss):
Net loss	$(37,769)	$(72,367)
Amortization of capitalized interest	134	90
Capitalized interest	(42)	(678)
Fixed charges (below)	35,205	32,225
Net loss adjusted for fixed charges	$(2,472)	$(40,730)
Fixed charges:
Interest expense	$34,439	$30,917
Capitalized interest	42	678
Portion of rent expense representative of interest	724	630
Total fixed charges	$35,205	$32,225
Ratio of earnings to fixed charges	—	—
Coverage deficiency	$37,677	$72,955